Exhibit 99.1

FOR RELEASE (07.24.2024)	Alan A. Villalon, Chief Financial Officer 952.417.3733 (Office)

ALERUS FINANCIAL CORPORATION REPORTS

SECOND QUARTER 2024 NET INCOME OF $6.2 MILLION

MINNEAPOLIS, MN (July 24, 2024) – Alerus Financial Corporation (Nasdaq: ALRS), or the Company, reported net income of $6.2 million for the second quarter of 2024, or $0.31 per diluted common share, compared to net income of $6.4 million, or $0.32 per diluted common share, for the first quarter of 2024, and net income of $9.1 million, or $0.45 per diluted common share, for the second quarter of 2023.

CEO Comments

President and Chief Executive Officer Katie Lorenson said, “We continued to see improvement in our underlying core business during the second quarter of 2024. Overall revenues grew 8% sequentially from the prior quarter as both our spread based and fee based revenues grew at a similar rate. A continued rebound in our net interest margin coupled with strong balance sheet growth in loans and deposits, including noninterest bearing deposits, propelled our spread income higher. Fee based revenues benefitted from an improvement in both asset based and non-market based fees from our wealth and retirement businesses. In addition, operating leverage improved with continued prudent expense management, which drove overall expenses down slightly during the quarter. These strong core underlying trends led to sequential improvement of over 48% in pre-provision net revenue from the prior quarter. Provision expense for the quarter was $4.5 million which was driven by loan growth and moving one previously identified commercial real estate loan to nonperforming. Overall classified asset levels improved during the quarter and credit quality is strong relative to historical standards. Reserve and capital levels remain robust with an allowance of 1.31% to total loans, CET1 ratio of 11.67%, while tangible book value per common share grew more than 8% over the past year.

I want to thank all the Alerus team members for their efforts in driving continuous improvement, their expertise and commitment to our clients, communities and shareholders to make Alerus better every day.”

Second Quarter Highlights

◾	Total deposits were $3.3 billion as of June 30, 2024, an increase of $203.0 million, or 6.6%, from December 31, 2023
◾	Total loans were $2.9 billion as of June 30, 2024, an increase of $156.2 million, or 5.7%, from December 31, 2023
◾	The loan to deposit ratio as of June 30, 2024 was 88.4%, compared to 89.1% as of December 31, 2023; brokered deposits remained at $0
◾	Net interest margin (on a tax equivalent basis) was 2.39% in the second quarter of 2024, compared to 2.30% in the first quarter of 2024. Adjusted net interest margin (on a tax-equivalent basis) (non-GAAP) increased 13 basis points from 2.44% in the first quarter of 2024 to 2.57% in the second quarter of 2024
◾	Net interest income was $24.0 million in the second quarter of 2024, an increase of 8.0% from $22.2 million in the first quarter of 2024
◾	Noninterest income, which represented 53.3% of total revenues, was $27.4 million in the second quarter of 2024, an increase of 8.1% from $25.3 million in the first quarter of 2024
◾	Noninterest expense was $38.8 million in the second quarter of 2024, a decrease of 0.7%, from $39.0 million in the first quarter of 2024
◾	Total assets under administration/management at June 30, 2024 were $43.6 billion, a 1.9% increase from March 31, 2024
◾	Increased quarterly dividend by 5.26% over the first quarter of 2024 to $0.20 per share
◾	Allowance for credit losses to total loans remained stable at 1.31% as of June 30, 2024 and March 31, 2024
◾	Tangible book value per common share (non-GAAP) was $15.77 as of June 30, 2024, a 0.9% increase from March 31, 2024
◾	Common equity tier 1 capital to risk weighted assets as of June 30, 2024 was 11.67% and continues to be well above the minimum threshold to be “well capitalized” of 6.50%

◾	Continued to hold cash of $355.0 million from the Bank Term Funding Program (“BTFP”), earning 52 basis points of risk free return resulting in $0.5 million in net interest income for the second quarter of 2024

Selected Financial Data (unaudited)

	As of and for the
	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
(dollars and shares in thousands, except per share data)	2024	2024	2023	2024	2023
Performance Ratios
Return on average total assets	0.58%	0.63%	0.96%	0.60%	0.92%
Return on average common equity	6.76%	7.04%	10.14%	6.90%	9.66%
Return on average tangible common equity (1)	9.40%	9.78%	13.71%	9.58%	13.15%
Noninterest income as a % of revenue	53.28%	53.26%	53.69%	53.27%	52.65%
Net interest margin (tax-equivalent)	2.39%	2.30%	2.52%	2.35%	2.61%
Adjusted net interest margin (tax-equivalent) (1)	2.57%	2.44%	2.52%	2.50%	2.61%
Efficiency ratio (1)	72.50%	78.88%	72.79%	75.56%	73.67%
Net charge-offs/(recoveries) to average loans	0.36%	0.01%	(0.07)%	0.19%	(0.02)%
Dividend payout ratio	64.52%	59.38%	42.22%	61.90%	43.53%
Per Common Share
Earnings per common share - basic	$0.31	$0.32	$0.45	$0.64	$0.86
Earnings per common share - diluted	$0.31	$0.32	$0.45	$0.63	$0.85
Dividends declared per common share	$0.20	$0.19	$0.19	$0.39	$0.37
Book value per common share	$18.87	$18.79	$17.96
Tangible book value per common share (1)	$15.77	$15.63	$14.60
Average common shares outstanding - basic	19,777	19,739	20,033	19,758	20,030
Average common shares outstanding - diluted	20,050	19,986	20,241	20,018	20,243
Other Data
Retirement and benefit services assets under administration/management	$39,389,533	$38,488,523	$35,052,652
Wealth management assets under administration/management	$4,172,290	$4,242,408	$3,857,710
Mortgage originations	$109,254	$54,101	$111,261	$163,355	$188,989

(1)Represents a non-GAAP financial measure. See “Non-GAAP to GAAP Reconciliations and Calculation of Non-GAAP Financial Measures.”

Results of Operations

Net Interest Income

Net interest income for the second quarter of 2024 was $24.0 million, a $1.8 million, or 8.0%, increase from the first quarter of 2024. The increase was due to interest income on increased loan balances and higher average cash balances related to the Bank Term Funding Program (“BTFP”) arbitrage trade. The increase was partially offset by an increase in interest expense on deposits, driven by higher average deposit and BTFP borrowing balances and higher deposit rates.

Net interest income increased $1.8 million, or 7.9%, from $22.2 million for the second quarter of 2023. Interest income increased $12.7 million, or 31.4%, from the second quarter of 2023, primarily driven by higher yields on new loans and strong organic loan growth, in addition to interest income on higher cash balances due to the BTFP arbitrage trade. The increase in interest income was partially offset by a $10.9 million, or 60.3%, increase in interest expense, due to both an increase in rates paid on interest-bearing deposits and higher deposit and short-term borrowing balances.

Net interest margin (on a tax-equivalent basis) was 2.39% for the second quarter of 2024, a 9 basis point increase from 2.30% for the first quarter of 2024, and a 13 basis point decrease from 2.52% for the second quarter of 2023. The increase in net interest margin (on a tax-equivalent basis) was mainly attributable to higher yields on loans and strong loan growth, partially offset by the higher cost of funds from continued growth in average interest-bearing deposit balances. Adjusted net interest margin (on a tax-equivalent basis) (non-GAAP), which excludes BTFP borrowings, was 2.57% for the second quarter of 2024, a 13 basis point increase from 2.44% for the first quarter of 2024, and a 5 basis point increase from 2.52% for the second quarter of 2023.

Noninterest Income

Noninterest income for the second quarter of 2024 was $27.4 million, a $2.0 million increase from the first quarter of 2024. The quarter over quarter increase was primarily driven by improvement across all fee-based businesses. Mortgage banking saw a $0.9 million increase in revenue with mortgage originations of $109.3 million in the second quarter of 2024, compared to originations of $54.1 million in the first quarter of 2024. Retirement and benefit services revenue increased $0.4 million for the second quarter of 2024, a 2.7% increase from first quarter of 2024 results, primarily due to the growth in asset-based revenue. Assets under administration/management in retirement and benefit services increased 2.3% from March 31, 2024, due to improved equity and bond markets. Wealth management revenues increased $0.2 million during the second quarter of 2024, a 4.0% increase from the first quarter of 2024, primarily due to fee schedule increases. Additionally, other noninterest income increased $0.4 million during the second quarter of 2024, a 29.0% increase from the first quarter of 2024, primarily due to client swap fees.

Noninterest income for the second quarter of 2024 was $27.4 million, an increase of $1.6 million, or 6.2%, from the second quarter of 2023. Wealth management revenues increased $0.9 million, or 16.7%, in the second quarter of 2024, as assets under administration/management increased 8.2% during that same period. Other noninterest income increased $0.7 million, or 57.2% in the second quarter of 2024 compared to the second quarter of 2023, primarily due to client swap fees. Partially offsetting this increase, mortgage revenue decreased $0.4 million, or 12.1%, from $2.9 million in the second quarter of 2023, primarily driven by timing differences related to the mortgage pipeline hedging.

Noninterest Expense

Noninterest expense for the second quarter of 2024 was $38.8 million, a $0.3 million, or 0.7%, decrease from the first quarter of 2024. Employee taxes and benefits expense decreased $1.1 million for the second quarter of 2024, a 17.0% decrease from the first quarter of 2024, primarily due to seasonality. Business services, software and technology expense decreased $0.7 million, or 14.0%, from the first quarter of 2024, primarily driven by reduced core processing and data processing expenses. The decrease in noninterest expense was partially offset by an increase in compensation and professional fees and assessments. Compensation expenses increased $0.9 million, or 4.8%, from the first quarter of 2024, primarily driven by an increase in mortgage incentive compensation. Professional fees and assessments increased $0.4 million, or 19.1%, from the first quarter of 2024, primarily driven by increased merger-related expenses of $0.5 million in connection with the pending acquisition of HMN Financial, Inc.

Noninterest expense for the second quarter of 2024 increased $2.4 million, or 6.5%, from $36.4 million in the second quarter of 2023. The increase was primarily driven by compensation expenses and professional fees and assessments. Compensation expenses increased primarily due to increased labor costs. Professional fees and assessments increased primarily due to increased merger-related expenses of $0.6 million in connection with the pending acquisition of HMN Financial, Inc. and an increase in Federal Deposit Insurance Corporation (“FDIC”) assessments.

Financial Condition

Total assets were $4.4 billion as of June 30, 2024, an increase of $450.9 million, or 11.5%, from December 31, 2023. The increase was primarily due to a $308.2 million increase in cash and cash equivalents and a $156.2 million increase in loans, partially offset by a decrease of $37.5 million in investment securities. The increase in cash and cash equivalents was primarily driven by the proceeds from BTFP borrowings.

Loans

Total loans were $2.9 billion as of June 30, 2024, an increase of $156.2 million, or 5.7%, from December 31, 2023. The increase was primarily driven by a $78.4 million increase in non-owner occupied commercial real estate (“CRE”) loans, a $37.7 million increase in construction, land and development CRE loans, and a $29.6 million increase in commercial and industrial loans, partially offset by $11.6 million and $6.4 million decreases in residential real estate first lien and construction loans, respectively.

The following table presents the composition of our loan portfolio as of the dates indicated:

	June 30,	March 31,	December 31,	September 30,	June 30,
(dollars in thousands)	2024	2024	2023	2023	2023
Commercial
Commercial and industrial	$591,779	$575,259	$562,180	$547,644	$521,427
Commercial real estate
Construction, land and development	161,751	125,966	124,034	97,742	78,428
Multifamily	242,041	260,609	245,103	214,148	210,902
Non-owner occupied	647,776	565,979	569,354	504,827	500,334
Owner occupied	283,356	285,211	271,623	264,458	251,981
Total commercial real estate	1,334,924	1,237,765	1,210,114	1,081,175	1,041,645
Agricultural
Land	41,410	41,149	40,832	41,581	40,603
Production	40,549	36,436	36,141	34,743	30,435
Total agricultural	81,959	77,585	76,973	76,324	71,038
Total commercial	2,008,662	1,890,609	1,849,267	1,705,143	1,634,110
Consumer
Residential real estate
First lien	686,286	703,726	697,900	680,634	672,441
Construction	22,573	18,425	28,979	37,159	35,189
HELOC	126,211	120,501	118,315	116,296	121,474
Junior lien	36,323	36,381	35,819	36,381	35,757
Total residential real estate	871,393	879,033	881,013	870,470	864,861
Other consumer	35,737	29,833	29,303	30,817	34,552
Total consumer	907,130	908,866	910,316	901,287	899,413
Total loans	$2,915,792	$2,799,475	$2,759,583	$2,606,430	$2,533,523

Deposits

Total deposits were $3.3 billion as of June 30, 2024, an increase of $203.0 million, or 6.6%, from December 31, 2023. Interest-bearing deposits increased $229.6 million, while noninterest-bearing deposits decreased $26.7 million, from December 31, 2023. The increase in total deposits was due to both expanded and new commercial deposit relationships, along with time deposit and synergistic deposit growth. Synergistic deposits were $874.8 million as of June 30, 2024, an increase of $23.2 million, or 2.7%, from December 31, 2023. The Company continued to have $0 of brokered deposits as of June 30, 2024.

The following table presents the composition of the Company’s deposit portfolio as of the dates indicated:

	June 30,	March 31,	December 31,	September 30,	June 30,
(dollars in thousands)	2024	2024	2023	2023	2023
Noninterest-bearing demand	$701,428	$692,500	$728,082	$717,990	$715,534
Interest-bearing
Interest-bearing demand	1,003,585	938,751	840,711	759,812	753,194
Savings accounts	79,747	82,727	82,485	88,341	93,557
Money market savings	1,022,470	1,114,262	1,032,771	959,106	986,403
Time deposits	491,345	456,729	411,562	346,935	304,167
Total interest-bearing	2,597,147	2,592,469	2,367,529	2,154,194	2,137,321
Total deposits	$3,298,575	$3,284,969	$3,095,611	$2,872,184	$2,852,855

Asset Quality

Total nonperforming assets were $27.6 million as of June 30, 2024, an increase of $18.9 million from December 31, 2023. The increase was driven by one previously identified construction, land and development loan of $21.5 million moving to nonaccrual status.

As of June 30, 2024, the allowance for credit losses on loans was $38.3 million, or 1.31% of total loans, compared to $35.8 million, or 1.30% of total loans, as of December 31, 2023.

The following table presents selected asset quality data as of and for the periods indicated:

	As of and for the three months ended
	June 30,	March 31,	December 31,	September 30,	June 30,
(dollars in thousands)	2024	2024	2023	2023	2023
Nonaccrual loans	$27,618	$7,345	$8,596	$9,007	$2,233
Accruing loans 90+ days past due	—	—	139	—	347
Total nonperforming loans	27,618	7,345	8,735	9,007	2,580
OREO and repossessed assets	—	3	32	3	—
Total nonperforming assets	$27,618	$7,348	$8,767	$9,010	$2,580
Net charge-offs/(recoveries)	2,522	58	(238)	(594)	(403)
Net charge-offs/(recoveries) to average loans	0.36%	0.01%	(0.04)%	(0.09)%	(0.07)%
Nonperforming loans to total loans	0.95%	0.26%	0.32%	0.35%	0.10%
Nonperforming assets to total assets	0.63%	0.17%	0.22%	0.23%	0.07%
Allowance for credit losses on loans to total loans	1.31%	1.31%	1.30%	1.39%	1.41%
Allowance for credit losses on loans to nonperforming loans	139%	498%	410%	403%	1,384%

For the second quarter of 2024, the Company had net charge-offs of $2.5 million, compared to net charge-offs of $58 thousand for the first quarter of 2024 and net recoveries of $403 thousand for the second quarter of 2023. The increase in net charge-offs was driven by a $2.6 million charge-off of one commercial and industrial loan that had an individual reserve of $2.3 million in the first quarter of 2024.

The Company recorded a provision for credit losses of $4.5 million for the second quarter of 2024, compared to no provision for each of the first quarter of 2024 and the second quarter of 2023. The increase in the provision for credit losses was primarily driven by loan growth, as well as an increased reserve related to the previously identified $21.5 million construction, land and development loan which moved to nonaccrual status during the second quarter of 2024.

The unearned fair value adjustments on the acquired Metro Phoenix Bank loan portfolio were $4.1 million as of June 30, 2024, $5.2 million as of December 31, 2023, and $6.2 million as of June 30, 2023.

Capital

Total stockholders’ equity was $373.2 million as of June 30, 2024, an increase of $4.1 million from December 31, 2023. This change was primarily driven by an increase in retained earnings of $4.9 million. Tangible book value per common share (non-GAAP) increased to $15.77 as of June 30, 2024, from $15.46 as of December 31, 2023. Tangible common equity to tangible assets (non-GAAP) decreased to 7.26% as of June 30, 2024, from 7.94% as of December 31, 2023. Common equity tier 1 capital to risk weighted assets decreased to 11.67% as of June 30, 2024, from 11.82% as of December 31, 2023.

The following table presents our capital ratios as of the dates indicated:

	June 30,	December 31,	June 30,
	2024	2023	2023
Capital Ratios(1)
Alerus Financial Corporation Consolidated
Common equity tier 1 capital to risk weighted assets	11.67%	11.82%	13.30%
Tier 1 capital to risk weighted assets	11.94%	12.10%	13.60%
Total capital to risk weighted assets	14.70%	14.76%	16.49%
Tier 1 capital to average assets	9.60%	10.57%	11.15%
Tangible common equity / tangible assets (2)	7.26%	7.94%	7.72%

Alerus Financial, N.A.
Common equity tier 1 capital to risk weighted assets	11.23%	11.40%	12.93%
Tier 1 capital to risk weighted assets	11.23%	11.40%	12.93%
Total capital to risk weighted assets	12.48%	12.51%	14.14%
Tier 1 capital to average assets	9.05%	9.92%	10.59%

(1)	Capital ratios for the current quarter are to be considered preliminary until the Call Report for Alerus Financial, N.A. is filed.
(2)	Represents a non-GAAP financial measure. See “Non-GAAP to GAAP Reconciliations and Calculation of Non-GAAP Financial Measures.”

Conference Call

The Company will host a conference call at 11:00 a.m. Central Time on Thursday, July 25, 2024, to discuss its financial results. Attendees are encouraged to register ahead of time for the call at investors.alerus.com. The call can also be accessed via telephone at 1 (833) 470-1428, using access code 287487. A recording of the call and transcript will be available on the Company’s investor relations website at investors.alerus.com following the call.

About Alerus Financial Corporation

Alerus Financial Corporation (Nasdaq: ALRS) is a commercial wealth bank and national retirement services provider with corporate offices in Grand Forks, North Dakota, and the Minneapolis-St. Paul, Minnesota metropolitan area. Through its subsidiary, Alerus Financial, National Association, Alerus provides diversified and comprehensive financial solutions to business and consumer clients, including banking, wealth services, and retirement and benefit plans and services. Alerus provides clients with a primary point of contact to help fully understand the unique needs and delivery channel preferences of each client. Clients are provided with competitive products, valuable insight, and sound advice supported by digital solutions designed to meet the clients’ needs. Alerus has banking and wealth offices in Grand Forks and Fargo, North Dakota, the Minneapolis-St. Paul, Minnesota metropolitan area, and Phoenix and Scottsdale, Arizona. Alerus Retirement and Benefit serves advisors, brokers, employers, and plan participants across the United States.

Non-GAAP Financial Measures

Some of the financial measures included in this press release are not measures of financial performance recognized by U.S. Generally Accepted Accounting Principles, or GAAP. These non-GAAP financial measures include the ratio of tangible common equity to tangible assets, adjusted tangible common equity to tangible assets, tangible book value per common share, return on average tangible common equity, efficiency ratio, pre-provision net revenue, net interest margin (tax-equivalent), and adjusted net interest margin (tax-equivalent). Management uses these non-GAAP financial measures in its analysis of its performance, and believes financial analysts and investors frequently use these measures, and other similar measures, to evaluate capital adequacy and financial performance. Reconciliations of non-GAAP disclosures used in this press release to the comparable GAAP measures are provided in the accompanying tables. Management, banking regulators, many financial analysts and other investors use these measures in conjunction with more traditional bank capital ratios to compare the capital adequacy of banking organizations with significant amounts of goodwill or other intangible assets, which typically stem from the use of the purchase accounting method of accounting for mergers and acquisitions.

These non-GAAP financial measures should not be considered in isolation or as a substitute for total stockholders’ equity, total assets, book value per share, return on average assets, return on average equity, or any other measure calculated in accordance with GAAP. Moreover, the manner in which the Company calculates these non-GAAP financial measures may differ from that of other companies reporting measures with similar names.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of Alerus Financial Corporation. These statements are often, but not always, identified by words such as “may”, “might”, “should”, “could”, “predict”, “potential”, “believe”, “expect”, “continue”, “will”, “anticipate”, “seek”, “estimate”, “intend”, “plan”, “projection”, “would”, “annualized”, “target” and “outlook”, or the negative version of those words or other comparable words of a future or forward-looking nature. Examples of forward-looking statements include, among others, statements the Company makes regarding our projected growth, anticipated future financial performance, financial condition, credit quality, management’s long-term performance goals and the future plans and prospects of Alerus Financial Corporation.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in forward-looking statements include, among others, the following: interest rate risk, including the effects of sustained high interest rates; our ability to successfully manage credit risk and maintain an adequate level of allowance for credit losses; new or revised accounting standards; business and economic conditions generally and in the financial services industry, nationally and within our market areas, including high rates of inflation and possible recession; the effects of recent developments and events in the financial services industry, including the large-scale deposit withdrawals over a short-period of time that resulted in recent bank failures; the overall health of the local and national real estate market; concentrations within our loan portfolio; the level of nonperforming assets on our balance sheet; our ability to implement our organic and acquisition growth strategies, including the integration of Metro Phoenix Bank which the Company acquired in 2022 and the pending acquisition of HMN Financial, Inc.; the impact of economic or market conditions on our fee-based services; our ability to continue to grow our retirement and benefit services business; our ability to continue to originate a sufficient volume of residential mortgages; the occurrence of fraudulent activity, breaches or failures of our or our third party vendors’ information security controls or cybersecurity-related incidents, including as a result of sophisticated attacks using artificial intelligence and similar tools; interruptions involving our information technology and telecommunications systems or third-party servicers; potential losses incurred in connection with mortgage loan repurchases; the composition of our executive management team and our ability to attract and retain key personnel; rapid technological change in the financial services industry; increased competition in the financial services industry from non-banks such as credit unions and Fintech companies, including digital asset service providers; our ability to successfully manage liquidity risk, including our need to access higher cost sources of funds such as fed funds purchased and short-term borrowings; the concentration of large deposits from certain clients, who have balances above current FDIC insurance limits; the effectiveness of our risk management framework; the commencement and outcome of litigation and other legal proceedings and regulatory actions against us or to which the Company may become subject; potential impairment to the goodwill the Company recorded in connection with our past acquisitions, including the acquisition of Metro Phoenix Bank and the pending acquisition of HMN Financial, Inc.; the extensive regulatory framework that applies to us; the impact of recent and future legislative and regulatory changes, including in response to recent bank failures; fluctuations in the values of the securities held in our securities portfolio, including as a result of changes in interest rates; governmental monetary, trade and fiscal policies; risks related to climate change and the negative impact it may have on our customers and their businesses; severe weather, natural disasters, widespread disease or pandemics; acts of war or terrorism, including the ongoing Israeli-Palestinian conflict and the Russian invasion of Ukraine, or other adverse external events; any material weaknesses in our internal control over financial reporting; changes to U.S. or state tax laws, regulations and guidance; potential changes in federal policy and at regulatory agencies as a result of the upcoming 2024 presidential election; talent and labor shortages and employee turnover; our success at managing the risks involved in the foregoing items; and any other risks described in the “Risk Factors” sections of the reports filed by Alerus Financial Corporation with the Securities and Exchange Commission.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

The Company filed a Registration Statement on Form S-4 (Registration Statement No. 333-280815) with the SEC on July 15, 2024, in connection with a proposed transaction between the Company and HMN Financial, Inc. (“HMNF”). The registration statement includes a joint proxy statement of the Company and HMNF that also constitutes a prospectus of the Company, which will be sent to the stockholders of the Company and HMNF after the SEC declares the registration statement effective.

Before making any voting decision, the stockholders of the Company and HMNF are advised to read the joint proxy statement/prospectus, because it contains important information about the Company, HMNF and the proposed transaction.

This document and other documents relating to the proposed transaction filed by the Company can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing the Company’s website at www.alerus.com under the link “Investors Relations” and then under “SEC Filings” and HMNF’s website at www.justcallhome.com/HMNFinancial under “SEC Filings.” Alternatively, these documents can be obtained free of charge from the Company upon written request to Alerus Financial Corporation, Corporate Secretary, 401 Demers Avenue, Grand Forks, North

Dakota 58201 or by calling (701) 795-3200, or from HMNF upon written request to HMN Financial, Inc., Corporate Secretary, 1016 Civic Center Drive NW, Rochester, Minnesota 55901 or by calling (507) 535-1200. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation

This press release does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. The Company, HMNF, and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of the Company and HMNF in connection with the proposed transaction under SEC rules. Information about the directors and executive officers of the Company and HMNF is included in the joint proxy statement/prospectus for the proposed transaction filed with the SEC. This document may be obtained free of charge in the manner described above under “Additional Information and Where to Find It.”

Alerus Financial Corporation and Subsidiaries

Consolidated Balance Sheets

(dollars in thousands, except share and per share data)

	June 30,	December 31,
	2024	2023
Assets	(Unaudited)
Cash and cash equivalents	$438,141	$129,893
Investment securities
Trading, at fair value	2,868	—
Available-for-sale, at fair value	459,345	486,736
Held-to-maturity, at amortized cost (with an allowance for credit losses on investments of $151 and $207, respectively)	286,532	299,515
Loans held for sale	38,158	11,497
Loans	2,915,792	2,759,583
Allowance for credit losses on loans	(38,332)	(35,843)
Net loans	2,877,460	2,723,740
Land, premises and equipment, net	21,167	17,940
Operating lease right-of-use assets	4,871	5,436
Accrued interest receivable	16,877	15,700
Bank-owned life insurance	35,508	33,236
Goodwill	46,783	46,783
Other intangible assets	14,510	17,158
Servicing rights	1,963	2,052
Deferred income taxes, net	35,732	34,595
Other assets	78,708	83,432
Total assets	$4,358,623	$3,907,713
Liabilities and Stockholders’ Equity
Deposits
Noninterest-bearing	$701,428	$728,082
Interest-bearing	2,597,147	2,367,529
Total deposits	3,298,575	3,095,611
Short-term borrowings	555,000	314,170
Long-term debt	59,013	58,956
Operating lease liabilities	5,197	5,751
Accrued expenses and other liabilities	67,612	64,098
Total liabilities	3,985,397	3,538,586
Stockholders’ equity
Preferred stock, $1 par value, 2,000,000 shares authorized: 0 issued and outstanding	—	—
Common stock, $1 par value, 30,000,000 shares authorized: 19,777,796 and 19,734,077 issued and outstanding	19,778	19,734
Additional paid-in capital	150,857	150,343
Retained earnings	277,620	272,705
Accumulated other comprehensive loss	(75,029)	(73,655)
Total stockholders’ equity	373,226	369,127
Total liabilities and stockholders’ equity	$4,358,623	$3,907,713

Alerus Financial Corporation and Subsidiaries

Consolidated Statements of Income

(dollars and shares in thousands, except per share data)

	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2024	2024	2023	2024	2023
Interest Income	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Loans, including fees	$41,663	$39,294	$33,267	$80,958	$64,200
Investment securities
Taxable	4,845	4,568	6,125	9,413	12,076
Exempt from federal income taxes	170	174	186	343	376
Other	6,344	5,002	762	11,346	1,497
Total interest income	53,022	49,038	40,340	102,060	78,149
Interest Expense
Deposits	21,284	20,152	12,678	41,436	21,782
Short-term borrowings	7,053	5,989	4,763	13,042	9,156
Long-term debt	684	678	665	1,362	1,319
Total interest expense	29,021	26,819	18,106	55,840	32,257
Net interest income	24,001	22,219	22,234	46,220	45,892
Provision for credit losses	4,489	—	—	4,489	550
Net interest income after provision for credit losses	19,512	22,219	22,234	41,731	45,342
Noninterest Income
Retirement and benefit services	16,078	15,655	15,890	31,733	31,372
Wealth management	6,360	6,118	5,449	12,477	10,644
Mortgage banking	2,554	1,670	2,905	4,224	4,622
Service charges on deposit accounts	456	389	311	845	612
Other	1,923	1,491	1,223	3,415	3,781
Total noninterest income	27,371	25,323	25,778	52,694	51,031
Noninterest Expense
Compensation	20,265	19,332	18,847	39,597	38,005
Employee taxes and benefits	5,134	6,188	4,724	11,322	10,577
Occupancy and equipment expense	1,815	1,906	1,837	3,722	3,736
Business services, software and technology expense	4,599	5,345	5,269	9,944	10,593
Intangible amortization expense	1,324	1,324	1,324	2,648	2,648
Professional fees and assessments	2,373	1,993	1,530	4,366	2,682
Marketing and business development	651	785	665	1,436	1,389
Supplies and postage	370	528	406	898	866
Travel	332	292	306	624	554
Mortgage and lending expenses	467	441	215	908	712
Other	1,422	885	1,250	2,306	2,480
Total noninterest expense	38,752	39,019	36,373	77,771	74,242
Income before income tax expense	8,131	8,523	11,639	16,654	22,131
Income tax expense	1,923	2,091	2,535	4,014	4,841
Net income	$6,208	$6,432	$9,104	$12,640	$17,290
Per Common Share Data
Earnings per common share	$0.31	$0.32	$0.45	$0.64	$0.86
Diluted earnings per common share	$0.31	$0.32	$0.45	$0.63	$0.85
Dividends declared per common share	$0.20	$0.19	$0.19	$0.39	$0.37
Average common shares outstanding	19,777	19,739	20,033	19,758	20,030
Diluted average common shares outstanding	20,050	19,986	20,241	20,018	20,243

Alerus Financial Corporation and Subsidiaries

Non-GAAP to GAAP Reconciliations and Calculation of Non-GAAP Financial Measures (unaudited)

(dollars and shares in thousands, except per share data)

	June 30,	March 31,	December 31,	June 30,
	2024	2024	2023	2023
Tangible Common Equity to Tangible Assets
Total common stockholders’ equity	$373,226	$371,635	$369,127	$357,685
Less: Goodwill	46,783	46,783	46,783	47,087
Less: Other intangible assets	14,510	15,834	17,158	19,806
Tangible common equity (a)	311,933	309,018	305,186	290,792
Total assets	4,358,623	4,338,094	3,907,713	3,832,978
Less: Goodwill	46,783	46,783	46,783	47,087
Less: Other intangible assets	14,510	15,834	17,158	19,806
Tangible assets (b)	4,297,330	4,275,477	3,843,772	3,766,085
Tangible common equity to tangible assets (a)/(b)	7.26%	7.23%	7.94%	7.72%
Adjusted Tangible Common Equity to Tangible Assets
Tangible assets (b)	$4,297,330	$4,275,477	$3,843,772	$3,766,085
Less: Cash proceeds from BTFP	355,000	355,000	—	—
Adjusted tangible assets (c)	3,942,330	3,920,477	3,843,772	3,766,085
Adjusted tangible common equity to tangible assets (a)/(c)	7.91%	7.88%	7.94%	7.72%
Tangible Book Value Per Common Share
Total common stockholders’ equity	$373,226	$371,635	$369,127	$357,685
Less: Goodwill	46,783	46,783	46,783	47,087
Less: Other intangible assets	14,510	15,834	17,158	19,806
Tangible common equity (d)	311,933	309,018	305,186	290,792
Total common shares issued and outstanding (e)	19,778	19,777	19,734	19,915
Tangible book value per common share (d)/(e)	$15.77	$15.63	$15.46	$14.60

	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2024	2024	2023	2024	2023
Return on Average Tangible Common Equity
Net income	$6,208	$6,432	$9,104	$12,640	$17,290
Add: Intangible amortization expense (net of tax)	1,046	1,046	1,046	2,092	2,092
Net income, excluding intangible amortization (f)	7,254	7,478	10,150	14,732	19,382
Average total equity	369,216	367,249	360,216	368,501	361,032
Less: Average goodwill	46,783	46,783	47,087	46,783	47,087
Less: Average other intangible assets (net of tax)	11,969	13,018	16,153	12,494	16,678
Average tangible common equity (g)	310,464	307,448	296,976	309,224	297,267
Return on average tangible common equity (f)/(g)	9.40%	9.78%	13.71%	9.58%	13.15%
Efficiency Ratio
Noninterest expense	$38,752	$39,019	$36,373	$77,771	$74,242
Less: Intangible amortization expense	1,324	1,324	1,324	2,648	2,648
Adjusted noninterest expense (h)	37,428	37,695	35,049	75,123	71,594
Net interest income	24,001	22,219	22,234	46,220	45,892
Noninterest income	27,371	25,323	25,778	52,694	51,031
Tax-equivalent adjustment	255	247	141	502	264
Total tax-equivalent revenue (i)	51,627	47,789	48,153	99,416	97,187
Efficiency ratio (h)/(i)	72.50%	78.88%	72.79%	75.56%	73.67%

Alerus Financial Corporation and Subsidiaries

Non-GAAP to GAAP Reconciliations and Calculation of Non-GAAP Financial Measures (unaudited)

(dollars and shares in thousands, except per share data)

	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2024	2024	2023	2024	2023
Pre-Provision Net Revenue
Income (loss) before taxes	$8,131	$8,523	$11,639	$16,654	$22,131
Add: Provision for credit losses	4,489	—	—	4,489	550
Pre-provision net revenue	$12,620	$8,523	$11,639	$21,143	$22,681
Adjusted Net Interest Margin (Tax-Equivalent)
Net interest income	$24,001	$22,219	$22,234	$46,220	$45,892
Less: BTFP cash interest income	4,766	3,615	—	8,381	—
Add: BTFP interest expense	4,307	3,266	—	7,573	—
Net interest income excluding BTFP impact	23,542	21,870	22,234	45,412	45,892
Add: Tax equivalent adjustment for loans and securities	255	247	141	502	264
Adjusted net interest income (j)	$23,797	$22,117	$22,375	$45,914	$46,156
Interest earning assets	4,075,003	3,921,530	3,564,883	3,998,265	3,566,136
Less: Average cash proceeds balance from BTFP	355,000	269,176	—	312,088	—
Adjusted interest earning assets (k)	$3,720,003	$3,652,354	$3,564,883	$3,686,177	$3,566,136
Adjusted net interest margin (tax-equivalent) (j)/(k)	2.57%	2.44%	2.52%	2.50%	2.61%

Alerus Financial Corporation and Subsidiaries

Analysis of Average Balances, Yields, and Rates (unaudited)

(dollars in thousands)

	Three months ended						Six months ended
	June 30, 2024		March 31, 2024		June 30, 2023		June 30, 2024		June 30, 2023
		Average		Average		Average		Average		Average
	Average	Yield/	Average	Yield/	Average	Yield/	Average	Yield/	Average	Yield/
	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate
Interest Earning Assets
Interest-bearing deposits with banks	$448,245	5.38%	$352,038	5.33%	$36,418	4.00%	$400,141	5.36%	$39,167	3.59%
Investment securities (1)	756,413	2.69	775,305	2.48	1,007,792	2.53	765,859	2.59	1,020,967	2.48
Loans held for sale	16,473	8.91	9,014	5.67	14,536	5.22	12,743	7.76	12,452	5.12
Loans
Commercial and industrial	578,544	7.39	564,125	6.96	516,943	6.92	571,334	7.18	524,500	6.50
CRE − Construction, land and development	126,744	8.01	127,587	8.04	87,905	7.43	127,165	8.02	95,460	6.96
CRE − Multifamily	243,076	5.52	250,513	5.56	191,100	5.15	246,794	5.54	151,740	5.14
CRE − Non-owner occupied	617,338	5.90	564,553	5.75	473,728	5.19	590,946	5.83	492,174	5.05
CRE − Owner occupied	283,754	5.47	279,165	5.36	252,320	4.90	281,459	5.41	251,669	4.94
Agricultural − Land	40,932	4.72	40,310	4.75	39,679	4.84	40,621	4.73	38,773	4.72
Agricultural − Production	38,004	6.69	35,331	6.39	28,415	6.47	36,668	6.54	27,848	6.26
RRE − First lien	694,866	4.07	701,756	4.01	665,519	3.71	698,311	4.04	659,636	3.70
RRE − Construction	21,225	5.38	21,559	5.20	32,769	4.81	21,392	5.30	33,911	4.91
RRE − HELOC	123,233	8.30	118,957	8.30	120,344	7.97	121,095	8.30	118,459	7.83
RRE − Junior lien	36,181	6.60	35,824	6.38	35,932	5.69	36,003	6.49	34,557	5.60
Other consumer	33,335	6.67	28,835	6.43	37,759	6.03	31,085	6.57	41,126	5.94
Total loans (1)	2,837,232	5.88	2,768,515	5.72	2,482,413	5.36	2,802,873	5.80	2,469,853	5.23
Federal Reserve/FHLB stock	16,640	8.53	16,658	8.14	23,724	6.75	16,649	8.33	23,697	6.82
Total interest earning assets	4,075,003	5.26	3,921,530	5.05	3,564,883	4.55	3,998,265	5.16	3,566,136	4.43
Noninterest earning assets	222,290		217,524		220,604		220,178		222,358
Total assets	$4,297,293		$4,139,054		$3,785,487		$4,218,443		$3,788,494
Interest-Bearing Liabilities
Interest-bearing demand deposits	$959,119	2.24%	$869,060	1.97%	$775,818	1.26%	$914,090	2.11%	$761,319	1.07%
Money market and savings deposits	1,147,525	3.79	1,186,900	3.77	1,145,335	2.81	1,167,213	3.78	1,155,247	2.49
Time deposits	458,125	4.50	431,679	4.46	270,121	3.29	444,902	4.48	251,145	2.80
Fed funds purchased and Bank Term Funding Program	366,186	4.90	282,614	4.99	360,033	5.31	324,400	4.94	325,303	5.10
FHLB short-term advances	200,000	5.21	200,000	4.99	—	—	200,000	5.10	39,779	4.69
Long-term debt	58,999	4.66	58,971	4.62	58,886	4.53	58,985	4.64	58,872	4.51
Total interest-bearing liabilities	3,189,954	3.66	3,029,224	3.56	2,610,193	2.78	3,109,590	3.61	2,591,665	2.51
Noninterest-Bearing Liabilities and Stockholders' Equity
Noninterest-bearing deposits	665,930		675,926		748,942		670,928		768,927
Other noninterest-bearing liabilities	72,193		66,655		66,136		69,424		66,870
Stockholders’ equity	369,216		367,249		360,216		368,501		361,032
Total liabilities and stockholders’ equity	$4,297,293		$4,139,054		$3,785,487		$4,218,443		$3,788,494
Net interest income (1)
Net interest rate spread		1.60%		1.49%		1.77%		1.55%		1.92%
Net interest margin, tax-equivalent (1)		2.39%		2.30%		2.52%		2.35%		2.61%

(1)	Taxable-equivalent adjustment was calculated utilizing a marginal income tax rate of 21.0%.